FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2022

UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA By R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date 4 February 2022

EXHIBIT INDEX

EXHIBIT NUMBER
EXHIBIT DESCRIPTION
99
Notice to London Stock Exchange

Exhibit 99

This Report on Form 6-K contains the following:

Exhibit	99.1	Stock Exchange announcement dated	05 January 2022	entitled	Voting Rights and Capital Update
Exhibit	99.2	Stock Exchange announcement dated	12 January 2022	entitled	Director/PDMR Shareholding
Exhibit	99.3	Stock Exchange announcement dated	25 January 2022	entitled	Unilever simplifies organisation

Exhibit 99.1:

RNS Number : 5426X
Unilever PLC
05 January 2022

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 December 2021 consisted of 2,629,243,772 ordinary shares of 3 1/9p each. Of those ordinary shares, 62,976,145 were held as treasury shares and 5,301,158 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "Unilever Group Shares"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 31 December 2021, there were 2,560,966,469 shares with voting rights.

The figure of 2,560,966,469 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

Exhibit 99.2:

RNS Number : 2502Y
Unilever PLC
12 January 2022

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Graeme Pitkethly
2	Reason for the notification
a)	Position/status	Chief Financial Officer (Director)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares under the Unilever PLC Share Incentive Plan.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.195	3
e)	Aggregated information - Volume - Total	£117.58
f)	Date of the transaction	2022-01-11
g)	Place of the transaction	London Stock Exchange - XLON

Exhibit 99.3:

RNS Number : 5509Z
Unilever PLC
25 January 2022

Unilever simplifies organisation

London, 25 January 2022. Unilever today announced changes to its organisational model to make it a simpler, more category-focused business.

The company will move away from its current matrix structure and will be organised around five distinct Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Nutrition, and Ice Cream. Each Business Group will be fully responsible and accountable for their strategy, growth, and profit delivery globally.

Alan Jope, CEO Unilever, explains, "Our new organisational model has been developed over the last year and is designed to continue the step-up we are seeing in the performance of our business. Moving to five category-focused Business Groups will enable us to be more responsive to consumer and channel trends, with crystal-clear accountability for delivery. Growth remains our top priority and these changes will underpin our pursuit of this."

To enable Unilever to benefit from its scale and global capabilities, the five Business Groups will be supported by Unilever Business Operations, which will provide the technology, systems, and processes to drive operational excellence across the business.  A lean Unilever Corporate Centre will continue to set Unilever's overall strategy.

As a result of the new set-up, Unilever is making changes to its leadership team.

·    Fernando Fernandez, EVP Latin America, has been appointed President Beauty & Wellbeing, which includes Hair Care, Skin Care, as well as Vitamins, Minerals and Supplements, and Unilever Prestige.
·    Fabian Garcia, President North America, has been appointed President Personal Care, responsible for Skin Cleansing, Deodorants, and Oral Care.
·    Peter ter Kulve will continue in his role as President Home Care, responsible for Fabric Care, Home & Hygiene, and Water & Air.
·    Hanneke Faber, President Foods & Refreshment, has been appointed President Nutrition, which will be home to Scratch Cooking, Healthy Snacking, Functional Nutrition, Plant-Based Meat, and Food Solutions.
·    Matt Close, EVP Ice Cream, has been appointed President Ice Cream, a Business Group in its own right.

These appointments are effective from April 1, 2022.

In addition:

·    Nitin Paranjpe, Chief Operating Officer (COO), will take on a new role as Chief Transformation Officer & Chief People Officer, leading the business transformation, and heading the HR function.
·    Reginaldo Ecclissato, Chief Supply Chain Officer, will lead the Supply Chain and Unilever Business Operations as Chief Business Operations Officer.

Sunny Jain, President Beauty & Personal Care, has decided to leave Unilever to set up an investment fund in technology megatrends. Other members of the Unilever Leadership Executive (ULE) will remain in role, including Sanjiv Mehta who will retain executive leadership of Hindustan Unilever.

The proposed new organisation model will result in a reduction in senior management roles of around 15% and more junior management roles by 5%, equivalent to around 1,500 roles globally. Changes will be subject to consultation. We do not expect factory teams to be impacted by these changes.

All costs related to setting up the new organisation will be managed within existing restructuring investment plans.

ENDS

Enquiries

Media:
press-office.london@unilever.com
Jonathan Sibun +44 7779 999 683 / JSibun@tulchangroup.com
Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com

Investors:
Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Personal Care, Home Care, and Foods & Refreshment products, with sales in over 190 countries and products used by 2.5 billion people every day. We have 149,000 employees and generated sales of €50.7 billion in 2020.
Our vision is to be the global leader in sustainable business and to demonstrate how our purpose-led, future-fit business model drives superior performance. We have a long tradition of being a progressive, responsible business.
The Unilever Compass, our sustainable business strategy, is set out to help us deliver superior performance and drive sustainable and responsible growth, while:
- improving the health of the planet;
- improving people's health, confidence and wellbeing; and
- contributing to a fairer and more socially inclusive world.
For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020 available on our corporate website.